FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 033-97038

BRASCAN CORPORATION
(Translation of registrant’s name into English)

BCE Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X___

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INCORPORATION BY REFERENCE

        The Form 6-K of Brascan Corporation dated December 30, 2004 and the exhibit thereto are hereby incorporated by reference as exhibits to Brascan Corporation’s registration statement on Form F-9 (File No. 333-112049).

EXHIBIT LIST

Exhibit	Description
99.1	Press Release, Dated December 30, 2004, Regarding Brascan Financial preferred shareholders approved the amalgamation of Brascan Financial and Trilon Holdings Inc.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2004

BRASCAN CORPORATION

By:	/s/ Brian Lawson Name: Brian D. Lawson Title: Executive Vice President & CFO